Exhibit 99.1

GRANITE REIT COMPLETES SALE OF $400 MILLION OF PROPERTIES

AND ENTERS INTO A NEW 5-YEAR $500 MILLION UNSECURED CREDIT FACILITY

February 1, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has completed the sale of ten properties, including three special purpose properties, for a purchase price of approximately $400 million (the “Sale Transactions”) to third party buyers who are not affiliated with Magna International Inc. The agreements to sell these properties were previously announced on January 17, 2018.

Granite also announced today that it has entered into an unsecured senior revolving credit facility (the “Credit Facility”) in the amount of $500 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or indebtedness. The Credit Facility has a five year term commencing February 1, 2018 and replaces Granite’s existing $250 million credit facility.

Michael Forsayeth, Granite’s CEO, commented that “The completion of the sale of these ten properties, together with the new Credit Facility, gives Granite over $850 million of liquidity in the form of cash on hand and available credit lines that will facilitate our objective to accelerate acquisition growth and effectively deploy Granite’s balance sheet in the best interest of our unitholders.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 29 million square feet in over 80 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable

Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the impact of the Sale Transactions and the Credit Facility on Granite’s ability to accelerate acquisition growth and deploy Granite’s balance sheet, and regarding Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of expected impact of the Sale Transactions and the Credit Facility as described herein, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the Sale Transactions and the Credit Facility or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2017 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.